CUSIP No. 404172108	Page 1 of 22 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

HF Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

404172108
(CUSIP Number)

Mr. John Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 404172108	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON
Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		118,950
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		118,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON
Financial Edge—Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		47,650
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		47,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON
Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		47,772
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		47,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		110,500
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		110,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		278,449
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		278,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,449

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		324,872
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		324,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,872

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON
Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		47,772
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		47,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON
John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		326,221
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		326,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON
Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		500
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		326,221
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		500
PERSON	10	SHARED DISPOSITIVE POWER
WITH		326,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,721

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital Defined Benefit Pension Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,349
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		1,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0%

14	TYPE OF REPORTING PERSON EP

CUSIP No. 404172108	Page 12 of 22 Pages

Item 1.	Security and Issuer

This Amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of HF Financial Corp. (the “Company” or “HF Financial”).  The address of the principal executive offices of the Company is 225 South Main Avenue, Sioux Falls, SD 57104.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to the initial Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•
PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and beneficiary of the PL Capital Defined Benefit Pension Plan (“PL Capital”)

•
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•
John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and beneficiaries of the PL Capital Defined Benefit Pension Plan (“PL Capital Pension Plan”)

•	PL Capital Pension Plan, a pension plan for PL Capital and its managing members Messrs. Palmer and Lashley.

(a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 404172108	Page 13 of 22 Pages

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held in the name of PL Capital Pension Plan. Messrs. Lashley and Palmer are the beneficiaries of the plan.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

PL Capital Pension Plan is a defined benefit pension plan for the benefit of the principals of PL Capital, Messrs. Palmer and Lashley.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

CUSIP No. 404172108	Page 14 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 326,721 shares of Common Stock of the Company acquired at an aggregate cost of $3,522,431.

The amount of funds expended by Financial Edge Fund to acquire the 118,950 shares of Common Stock it holds in its name is $1,091,426.  Such funds were provided from Financial Edge Fund’s available capital.

The amount of funds expended by Financial Edge Strategic to acquire the 47,650 shares of Common Stock it holds in its name is $517,769.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Goodbody/PL LP to acquire the 47,772 shares of Common Stock it holds in its name is $519,300.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 110,500 shares of Common Stock it holds in its name is $1,184,235.  Such funds were provided from Focused Fund’s available capital.

The amount of funds expended by PL Capital Pension Plan to acquire the 1,349 shares of Common Stock it holds in its name is $14,372.  Such funds were provided from PL Capital Pension Plan’s available capital.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge Strategic and Goodbody/PL LP.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s first amendment to its initial Schedule 13D filing.  The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

CUSIP No. 404172108	Page 15 of 22 Pages

On August 26, 2009, the PL Capital Group entered into a Standstill Agreement (the “Agreement”) with HF Financial.  The Agreement was entered into after HF Financial’s board of directors decided to adopt a majority voting policy.  Under the Agreement, the PL Capital Group has agreed: (1) that at the 2009 annual meeting and the 2010 annual meeting of HF Financial the PL Capital Group will vote its shares in favor of the directors nominated by HF Financial; (2) that the PL Capital Group will not to seek to remove or support anyone else in seeking to remove, without cause, any member of the board of directors of HF Financial; and (3) that the PL Capital Group will not nominate or recommend a candidate for election to the board of directors of HF Financial (provided that the PL Capital Group may submit suggestions for nominees to the Nominating and Corporate Governance Committee of HF Financial).  The PL Capital Group will not be bound to vote its shares as described above if a termination event occurs (see below for a description of the termination events).  With respect to any other proposals brought before the 2009 annual meeting or the 2010 annual meeting and with respect to any proposals brought before any special meeting of the shareholders, the PL Capital Group may vote its shares as it sees fit, in its sole discretion.

The PL Capital Group’s obligations under the Agreement with respect to voting its shares, as described above, continue through the third business day following the later of (such date, or any earlier date on which a termination event occurs:  (1) the date on which HF Financial files its Quarterly Report on Form 10-Q for the quarter ending September 30, 2010 with the Securities and Exchange Commission, or the last date on which such Form 10-Q must be filed to be considered timely filed under Securities and Exchange Commission rules and regulations; or (2) the date on which the 2010 annual meeting is held, as long as it is held no later than November 30, 2010.  The termination events related to the termination date described above include:  (a) HF Financial has a consolidated loss for two or more fiscal quarters in the fiscal year ending June 30, 2010; (b) the consolidated tangible common equity capital ratio of HF Financial drops below 5.00%; (c) the total nonperforming assets of HF Financial exceed $25 million or 2.25% of its consolidated total assets; (d) HF Financial or its primary subsidiary Home Federal Bank ceases to be “well capitalized” (as defined for regulatory capital); (e) HF Financial reduces or eliminates its current quarterly cash dividend of 11.25 cents per share; or (f) the current Chief Executive Officer of HF Financial, Curtis Hage, ceases to be the Chief Executive Officer of HF Financial for any reason.

In addition to the obligations related to voting its shares, prior to the termination date, the PL Capital  Group will not, in any manner, directly or indirectly: (1) make, effect, initiate, cause or participate in (a) any acquisition of any assets of HF Financial or its subsidiaries, (b) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving HF Financial or its subsidiaries or (c) any “solicitation” of “proxies” or consents with respect to any securities of HF Financial; (2) form, join or participate in a “group” (other than a group involving the PL Capital Group), pooling agreement, syndicate or voting trust with respect to the beneficial ownership of any securities of HF Financial, or otherwise act in concert with another shareholder of HF Financial for the purpose of acquiring, holding, voting or disposing of the Company’s securities; (3) act, alone or in concert with others, to seek to control the management, board or policies of HF Financial; (4) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clauses “(1)”, “(2)” or “(3)” above; (5) assist, induce or encourage any other person to take any action referred to in clauses “(1)”, “(2)” or “(3)” above; (6) enter into any discussions or arrangements with any third party with respect to the taking of any action referred to in clauses “(1)”, “(2)” or “(3)” above; (7) initiate or propose any shareholder proposal or induce or attempt to induce any other individual, firm, corporation, partnership, or other entity to initiate any shareholder proposal; (8)  otherwise act, alone or in concert with others, to encourage, facilitate, incite, or seek to cause others to withhold votes for the directors nominated by the board in any election of directors of HF Financial; or (9)  other than in connection with enforcement of the PL Capital Group’s rights under the Agreement, otherwise act, alone or in concert with others, to encourage, facilitate, incite, or seek to cause others to instigate legal proceedings against HF Financial, or any of its subsidiaries or their respective officers, directors, or employees.

CUSIP No. 404172108	Page 16 of 22 Pages

Members of the PL Capital Group may make further purchases of shares of Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon 4,025,982  outstanding shares of Common Stock.  This is the number of shares of Common Stock that HF Financial reported as outstanding as of May 8, 2009 in its most recent Form 10-Q, which was filed with Securities and Exchange Commission on May 14, 2009.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)          Financial Edge Fund

(a)-(b)    See cover page.

(c)          Financial Edge Fund made no purchases or sales within the past 60 days of the date of this filing.

(d)          Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)          Financial Edge Strategic

(a)-(b)    See cover page.

(c)          Financial Edge Strategic made no purchases or sales within the past 60 days of the date of this filing.

CUSIP No. 404172108	Page 17 of 22 Pages

(d)          Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)          Goodbody/PL LP

(a)-(b)    See cover page.

(c)          Goodbody/PL LP made no purchases or sales within the past 60 days of the date of this filing.

(d)          Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)          Focused Fund

(a)-(b)    See cover page.

(c)          Focused Fund made no purchases or sales within the past 60 days of the date of this filing

(d)          PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)           PL Capital

(a)-(b)    See cover page.

(c)          PL Capital has made no purchases or sales of Common Stock directly.

(d)          PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

CUSIP No. 404172108	Page 18 of 22 Pages

(F)          PL Capital Advisors

(a)-(b)    See cover page.

(c)          PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)          PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)          Goodbody/PL LLC

(a)-(b)    See cover page.

(c)          Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)          Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)          Mr. John W. Palmer

(a)-(b)    See cover page.

(c)          Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)           Mr. Richard J. Lashley

(a)-(b)    See cover page.

(c)          Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(J)           PL Capital Pension Plan

(a)-(b)    See cover page.

(c)          PL Capital Pension Plan made no purchases or sales within the past 60 days of the date of this filing.

(d)          PL Capital Pension Plan is a defined benefit plan for PL Capital and its managing members Messrs. Lashley and Palmer.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital Pension Plan.  Therefore, PL Capital and PL Capital Pension Plan may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital Pension Plan.

CUSIP No. 404172108	Page 19 of 22 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund:   PL Capital  and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Standstill Agreement, dated August 26, 2009.
* Filed previously.

CUSIP No. 404172108	Page 20 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 31, 2009

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

FOCUSED FUND

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

CUSIP No. 404172108	Page 21 of 22 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

CUSIP No. 404172108	Page 22 of 22 Pages

PL CAPITAL DEFINED BENEFIT PENSION PLAN

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

Exhibit 2

STANDSTILL AGREEMENT

This Standstill Agreement (this “Agreement”) is entered into as of August 26, 2009, by and among HF Financial Corp., a Delaware corporation (the “Company”), and each of Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., Goodbody/PL Capital, L.P., Goodbody/PL Capital, LLC, PL Capital Advisors, LLC, PL Capital, LLC, PL Capital Defined Benefit Pension Plan, John W. Palmer and Richard J. Lashley (each a “PL Capital Party” and collectively the “PL Capital Parties”). Except as the context otherwise requires, all capitalized terms not otherwise defined herein shall have the meaning as defined in Section 1.1 hereof.

RECITALS

WHEREAS, the PL Capital Parties have communicated to the Company their intent to cause the submission of certain shareholder proposals (the “Proposals”) to be presented to the Company’s shareholders for consideration at the Company’s 2009 Annual Meeting of Shareholders (the “2009 Meeting”);

WHEREAS, the Board has determined to adopt a majority voting policy (the “Governance Change”) to be effective for the Company’s 2010 Annual Meeting of Shareholders (the “2010 Meeting”);

WHEREAS, in view of the decision of the Board with respect to the Governance Change, the PL Capital Parties have agreed not to submit the Proposals; and

WHEREAS, the Company and the PL Capital Parties desire to establish in this Agreement certain agreements and restrictions between the parties.

AGREEMENT

NOW THEREFORE, the parties do hereby agree as follows:

ARTICLE I
DEFINITIONS AND CONSTRUCTION

1.1              Definitions.  Except for the names of the parties hereto (which shall be referenced herein as defined above), the following capitalized terms used in this Agreement shall, unless the context otherwise requires, have the following meaning:

“Affiliate” of a specified person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Board” means the Board of Directors of the Company.

“Common Stock” means the Company’s common stock, $0.01 par value per share.

“Consent” means any consent, approval, waiver, agreement, license, or report or notice to, any Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Approval” means any consent, approval, authorization, waiver, permit, concession, franchise, agreement, license, exemption or order of, declaration or filing with, or report or notice to, any Governmental Authority.

“Governmental Authority” means any federal, state, local or foreign court, legislative, executive or regulatory authority or agency.

“Law” means all applicable provisions of all (a) constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, (b) Governmental Approvals and (c) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or department or agency of a government.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

1.2             Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. Terms defined in the singular shall include the plural, and vice versa, and pronouns in any gender shall include the masculine, feminine, and neuter, as the context requires. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation, and use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise. All references to a “Section” refer to this Agreement, and all references to an “Exhibit” refer to the documents attached to this Agreement, unless the context otherwise requires.

ARTICLE II
SHARES SUBJECT TO AGREEMENT

The shares of Common Stock subject to this Agreement are all shares of Common Stock beneficially owned (as determined pursuant to Rule 13d-3 of the Exchange Act) by the PL Capital Parties as of the date of this Agreement, together with any other shares of voting capital stock of the Company hereafter acquired and beneficially owned by the PL Capital Parties (collectively referred to herein as the “PL Capital Shares”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PL CAPITAL PARTIES

The PL Capital Parties represent and warrant to the Company as follows:

3.1             Authorization.  The PL Capital Parties each have the requisite power, authority and legal capacity to execute, deliver and perform and to consummate the transactions contemplated by this Agreement. The PL Capital Parties each have duly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligations of the PL Capital Parties, enforceable against them in accordance with its terms.

3.2             No Conflicts; Consents.  The execution, delivery and performance by the PL Capital Parties of this Agreement and the consummation of the transactions contemplated by this Agreement do not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), or give rise to a claim or right of termination, amendment, modification, vesting, acceleration or cancellation of any right or obligation or loss of any material benefit under any Law applicable to the PL Capital Parties or any material contract, agreement, or instrument to which any of the PL Capital Parties are a party. No Consent of any Governmental Authority or other person is required to be obtained by any of the PL Capital Parties in connection with the execution and delivery by the PL Capital Parties of this Agreement.

3.3             The PL Capital Shares.  Each PL Capital Party, or together with any other PL Capital Party, has the sole right to vote the PL Capital Shares held by such party, and none of the PL Capital Shares are subject to any agreement, arrangement or restriction with respect to the voting of such shares by any non-PL Capital Party, except as contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the PL Capital Parties as follows:

4.1             Existence.  The Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware and is duly authorized to conduct business and enter into contracts under the laws of the State of Delaware.

4.2             Authorization.  The Company has full power and authority to execute and deliver this Agreement, and to perform its obligations hereunder, and such execution, delivery, and performance are duly authorized by all necessary corporate action of the Company. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

4.3             No Conflicts; Consents.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement do not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), or give rise to a claim or right of termination, amendment, modification, vesting, acceleration or cancellation of any right or obligation or loss of any material benefit under any Law applicable to the Company or any material contract, agreement, or instrument to which the Company is a party. No Consent of any Governmental Authority or other person is required to be obtained by the Company in connection with the execution and delivery by the Company of this Agreement.

ARTICLE V
COVENANTS OF THE PL CAPITAL PARTIES

5.1             Voting for Company Proposals.  Except as provided below, from the date of this Agreement and continuing through the third business day following the later of (such date, or any earlier date on which a Termination Event (as defined below) occurs, the “Termination Date”):  (i) the date on which the Company files its Quarterly Report on Form 10-Q for the quarter ending September 30, 2010 with the SEC, or the last date on which such Form 10-Q must be filed to be considered timely filed under SEC rules and regulations; or (ii) the date on which the 2010 Meeting is held, as long as it is held no later than November 30, 2010, the PL Capital Parties hereby agree:

(a) that at the 2009 Meeting and the 2010 Meeting the PL Capital Parties shall vote (or cause to be voted) the PL Capital Shares in favor of the directors nominated by the Board for election to the Board;

(b) not to seek to remove or support anyone else in seeking to remove, without cause, any member of the Board, or encourage any other Person to do so; and

(c) not to nominate or recommend a candidate for election to the Board, or become a “participant” (as defined in Schedule 14A) in any election contest involving the Company or the Company’s securities, provided that the PL Capital Parties may submit suggestions for nominees to the Nominating and Corporate Governance Committee pursuant to the nomination policy adopted by the Board.

With respect to any other proposals brought before the 2009 Meeting or the 2010 Meeting and with respect to any proposals brought before any special meeting of the shareholders, the PL Capital Parties may vote the PL Capital Shares as they see fit, in their sole discretion.  Furthermore, the above limitations on voting at the 2009 Meeting and the 2010 Meeting shall not apply in the event (each a “Termination Event”): (i) the Company has a consolidated loss for two or more fiscal quarters in the fiscal year ending June 30, 2010; (ii) the consolidated tangible common equity capital ratio drops below 5.00%; (iii) total nonperforming assets exceed $25 million or 2.25% of consolidated total assets; (iv) the Company or its primary subsidiary Home Federal Bank (the “Bank”) ceases to be “well capitalized” (as defined for regulatory capital); (v) the Company reduces or eliminates its current quarterly cash dividend of 11.25 cents per share; or (vi) the current Chief Executive Officer, Curtis Hage, ceases to be the Chief Executive Officer of the Company for any reason.  The PL Capital Parties will use their reasonable best efforts to cause their respective Affiliates to be bound by and comply with the provisions of this Section 5.1.

5.2             Standstill.  From the date of this Agreement and continuing until the Termination Date (the “Standstill Period”), except pursuant to a transaction approved by the Board, the PL Capital Parties and their respective Affiliates will not, in any manner, directly or indirectly:

(a) make, effect, initiate, cause or participate in (i) any acquisition of any assets of the Company or its subsidiaries, (ii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or its subsidiaries or (iii) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the Exchange Act) or consents with respect to any securities of the Company;

(b) form, join or participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act, and the rules promulgated thereunder) other than a group involving the PL Capital Parties, pooling agreement, syndicate or voting trust with respect to the beneficial ownership of any securities of the Company, or otherwise act in concert with another shareholder of the Company for the purpose of acquiring, holding, voting or disposing of the Company’s securities;

(c) act, alone or in concert with others, to seek to control the management, Board or policies of the Company;

(d) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clauses “(a)”, “(b)” or “(c)” of this Section 5.2;

(e) assist, induce or encourage any other Person to take any action referred to in clauses “(a)”, “(b)” or “(c)” of this Section 5.2;

(f) enter into any discussions or arrangements with any third party with respect to the taking of any action referred to in clauses “(a)”, “(b)” or “(c)” of this Section 5.2;

(g) initiate or propose any shareholder proposal or induce or attempt to induce any other individual, firm, corporation, partnership, or other entity to initiate any shareholder proposal;

(h)  otherwise act, alone or in concert with others, to encourage, facilitate, incite, or seek to cause others to withhold votes for the directors nominated by the Board in any election of directors of the Company;

(i)  other than in connection with enforcement of the PL Capital Parties’ rights under this Agreement, otherwise act, alone or in concert with others, to encourage, facilitate, incite, or seek to cause others to instigate legal proceedings against the Company, or any of its subsidiaries or their respective officers, directors, or employees.

5.3           Transferees to be Bound.  Any transferee of any of the PL Capital Shares beneficially owned by any of the PL Capital Parties shall acknowledge and agree to be bound by the terms of this Agreement; except that the terms of this Section 5.3 shall not be binding on any transfer of any of the PL Capital Shares made on a national securities exchange or in the over-the-counter market.

ARTICLE VI
COVENANTS OF THE COMPANY

6.1             Majority Voting Policy.  Prior to the 2010 Meeting, the Board shall take the necessary actions to adopt a majority voting policy with respect to the election of directors of the Company in uncontested elections substantially in the form attached hereto as Exhibit A.

The Board shall adopt the majority voting policy in time for it to be in effect no later than ninety days prior to any notification deadlines for notices of intent to submit shareholder proposals or other business or notices of intent to solicit proxies at the 2010 Meeting.

6.2             Reimbursement of Expenses.  The Company agrees to reimburse the PL Capital Parties for their out-of-pocket expenses incurred in connection with the PL Capital Parties’ intent to submit the Proposals at the 2009 Meeting and the negotiation and preparation of this Agreement, in an amount not to exceed $40,000.  Such amount shall be payable by the Company within five (5) business days following the later of (a) receipt of invoices, receipts or other supporting documents evidencing such expenses and (b) the date of this Agreement.

ARTICLE VII
GENERAL PROVISIONS

7.1             Non-Disparagement.  During the Standstill Period, neither the Company nor any of the PL Capital Parties shall directly or indirectly make or issue or cause to be made or issued any disclosure, announcement, or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency unless required by law or any disclosure to any journalist, member of the media, or securities analyst) concerning the other party or, with respect to the Company, any of its past, present or future directors, officers, employees or other affiliates, which disparages such other party or any of such other party's respective past, present, or future directors, officers, employees or other affiliates; provided, for the benefit of clarification and the avoidance of doubt, that this provision shall not in any way prohibit the PL Capital Parties from communicating directly with the Company and its management and Board to communicate their concerns or raise issues related to the Company, its performance, the performance of management or any other matters related to the Company.

7.2             Fees and Expenses.  Except as contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

7.3             Disclosure of Agreement.  The parties contemplate that the PL Capital Parties will file with the SEC an amendment to their Schedule 13D with respect to the Company attaching this Agreement and that the Company will file with the SEC a current report on Form 8-K attaching this Agreement.

7.4             Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

7.5             Entire Agreement.  This Agreement (including the documents set forth in any exhibits hereto) contains the entire understanding of the parties with respect to the transactions contemplated hereby.

7.6             Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.7             Notices.  All notices, consents, requests, instructions, approvals and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) if personally delivered; (b) if sent by telecopy or facsimile (except for legal process); or (c) if mailed by overnight or by first class, certified or registered mail, postage prepaid, return receipt requested, and properly addressed as follows:

To the Company:

HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104
Attn: Curtis L. Hage
Facsimile: (605) 333-7621

with a copy to:

Joseph T. Kinning
Fulbright & Jaworski L.L.P.
2100 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2112
Facsimile: (612) 321-2288

To the PL Capital Parties:

PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
Attn: John Wm. Palmer
Facsimile: (630) 848-1342

with a copy to:

Phillip M. Goldberg, Esq.
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610-4764
Facsimile: (312) 832-4700

Such addresses may be changed, from time to time, by means of a notice given in the manner provided above. Notice will conclusively be deemed to have been given when personally delivered (including, but not limited to, by messenger or courier); or if given by mail, on the third day after being sent by first class, certified or registered mail; or if given by Federal Express or other similar overnight service, on the date of delivery; or if given by telecopy or facsimile machine during normal business hours on a business day, when confirmation of transmission is indicated by the sender’s machine; or if given by telecopy or facsimile machine at any time other than during normal business hours on a business day, the first business day following when confirmation of transmission is indicated by the sender’s machine. Notices, requests, demands and other communications delivered to legal counsel of any party hereto, whether or not such counsel shall consist of in-house or outside counsel, shall not constitute duly given notice to any party hereto.

7.8             Amendments; Waivers.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.

7.9             Further Assurances.  The PL Capital Parties and the Company agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

7.10           Successors and Assigns.  All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

7.11           Governing Law.  This Agreement, and the rights of the parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware without reference to its conflicts of laws rules.

7.12           Third-Party Beneficiaries.  Unless otherwise specifically set forth in this Agreement, nothing contained in this Agreement will create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or a successor or permitted assignee of such party.

7.13           Remedies.  The parties acknowledge and agree that due to the nature of this Agreement, money damages would not be a sufficient remedy for any breach of this Agreement by any party hereto and that any aggrieved party hereto shall be entitled to seek specific performance, injunctive and/or other equitable relief as a remedy for any such breach.  Such remedy shall not be deemed to be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other remedies available to an aggrieved party hereto at law or in equity.  The parties hereto hereby waive any requirement for the securing or posting of any bond in connection with such remedy and, if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

7.14           Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OR ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

COMPANY:

HF Financial Corp.

By:	/s/ Curtis Hage
Name: Curtis Hage
Title: Chairman, President & CEO

PL CAPITAL PARTIES:

Financial Edge Fund, L.P.

By: PL Capital, LLC, its General Partner

	By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

	By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

Financial Edge-Strategic Fund, L.P.

By: PL Capital, LLC, its General Partner

	By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

	By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

PL Capital/Focused Fund, L.P.

By: PL Capital, LLC, its General Partner

By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

Goodbody/PL Capital, L.P.

By: Goodbody/PL Capital, LLC, its General Partner

By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

Goodbody/PL Capital, LLC

By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

PL Capital Advisors, LLC

By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

PL Capital, LLC

By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Managing Member

By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Managing Member

PL Capital Defined Benefit Pension Plan

By:	/s/ John W. Palmer
Name: John W. Palmer
Title: Trustee

By:	/s/ Richard J. Lashley
Name: Richard J. Lashley
Title: Trustee

/s/ John W. Palmer
John W. Palmer

/s/ Richard J. Lashley
Richard J. Lashley

EXHIBIT A

Form of Majority Voting Policy

HF Financial Corp.

Majority Voting Policy

Commencing with the HF Financial Corp. (the “Company”) 2010 director nominations and elections, this Majority Voting Policy will become effective for the Company.  As a requirement of nomination and in accordance with Section 141 of the Delaware General Corporation Law and any successor statute, each director nominee of the Company shall tender his or her irrevocable resignation as a director of the Company and Home Federal Bank, the Company’s wholly-owned subsidiary (the “Bank”), which resignation shall be conditioned upon the director receiving a Majority Withhold Vote (as defined below) for election to the Company’s Board of Directors (the “Board”).  The Board shall nominate for election as a director only candidates who agree to tender such irrevocable resignations that will be effective upon (i) receiving a Majority Withhold Vote and (ii) the Board accepting such resignation.

In the case of an uncontested election of directors, if a Company nominee for election as a director of the Company receives more “Withhold” votes than “For” votes (a “Majority Withhold Vote”), the nominee’s resignation from the Company shall be delivered for consideration by the Company’s Nominating and Corporate Governance Committee (the “Committee”) and the Board.  An uncontested election shall be any election of directors at which the number of nominees for election does not exceed the number of positions on the Board to be filled by election at the meeting, and shall include any election where (i) by the record date for the meeting, none of the Company’s stockholders have provided the Company with notice of an intention to nominate one or more candidates to compete with the Board’s nominees in a director election for the meeting, or (ii) the Company’s stockholders have withdrawn all such nominations by the day before the Company mails its notice of meeting to stockholders in connection with any meeting at which directors are to be elected.  In a contested election, this Majority Voting Policy shall not apply and nominees shall be elected by plurality voting.

Abstentions will not be considered in the determination of a Majority Withhold Vote.

The following procedures shall apply when considering any director resignation tendered in connection with a Majority Withhold Vote:

The Committee shall promptly consider such tendered resignation and recommend to the Board the action to be taken with respect to such tendered resignation. The recommendation of the Committee may be, among other things, to (i) accept the resignation; (ii) defer acceptance of the resignation until a replacement director with certain necessary qualifications held by the subject director can be identified and elected to the Board; (iii) reject the resignation, but address what the Committee believes to be the underlying reasons for the failure of the director to be re-elected; (iv) reject the resignation, but resolve that the director will not be re-nominated in the future for election; or (v) reject the resignation.  If the Committee recommends that the Board accept the tendered resignation, the Committee shall also recommend to the Board whether to fill the vacancy resulting from the resignation or to reduce the size of the Board.

In considering a tendered resignation, the Committee is authorized to consider all factors it deems relevant to the best interests of the Company and its stockholders, including without limitation (i) any stated reasons why stockholders voted “Withhold” with respect to the subject director; (ii) what the Committee believes to be the underlying reasons for the Majority Withhold Vote, including whether these reasons relate to the incumbent director’s performance as a director; whether these reasons relate to the Company or another company; and whether these reasons are curable and alternatives for effecting any cure; (iii) the tenure and qualifications of the director; (iv) the director’s past and expected future contributions to the Company; (v) the other policies of the Board; (vi) the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable requirements of the Securities and Exchange Commission, the NASDAQ Stock Market or any other regulatory or self-regulatory requirements; and (vii) whether the resignation of the director could result in the triggering of change in control or similar provisions under any contract by which the Company is bound or any benefit plan of the Company and, if so, the potential impact thereof.

The Board will act on the recommendation of the Committee no later than 90 days following certification of the stockholder vote for the stockholders’ meeting at which the director received a Majority Withhold Vote.  In considering the Committee’s recommendation, the Board is authorized to consider the information and factors considered by the Committee and any additional information and factors as the Board deems relevant to the best interests of the Company and its stockholders.  In the event the Board determines to accept any director’s resignation from the Board in connection with this Majority Voting Policy, such director’s resignation from the Bank’s Board of Directors shall also be accepted.   Following the Board’s decision, the Company will promptly file a Current Report on Form 8-K or issue a press release describing the Board’s decision and providing an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

Any director who receives a Majority Withhold Vote will not participate in the Committee’s or the Board’s consideration of his or her tendered resignation provided that any director may provide to the Committee and/or the Board any information or a statement he or she deems relevant to the Committee’s and/or the Board’s consideration of his or her tendered resignation.

In the event that a majority of the members of the Committee receive a Majority Withhold Vote, then, a committee appointed by the Board, which shall be comprised solely of independent directors, shall consider and act upon the tendered resignations in accordance with the factors described above; provided that each independent director required to tender his or her resignation pursuant to this Majority Voting Policy shall recuse himself or herself from consideration of his or her resignation.

The Board believes this policy enhances its accountability to stockholders by formalizing the consequences of a Majority Withhold Vote and demonstrating its responsiveness to director election results, while at the same time protecting the long-term interests of the Company and its stockholders.

This Majority Voting Policy will be summarized in each proxy statement relating to the election of directors of the Company.